Alexco Resource Corp.
(an exploration stage company)

Consolidated Financial Statements
(Unaudited)
For the three and nine months ended
March 31, 2007 and 2006
(expressed in thousands of Canadian dollars)

Alexco Resource Corp.
(an exploration stage company)
Consolidated Balance Sheets
(Unaudited)

(expressed in thousands of Canadian dollars)

	March 31,	June 30,
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	26,227	11,761
Restricted cash	620	595
Accounts receivable	575	823
Interest and GST receivable	503	347
Prepaid expenses and other current assets	293	89
	28,218	13,615
Restricted cash (note 8)	11,974	11,666
Property, plant and equipment (note 5)	942	373
Mineral properties and deferred exploration costs (note 4)	23,980	15,904
Intangible assets (note 6)	3,015	1,136
	68,129	42,694
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,074	1,492
Income tax payable	60	65
	1,134	1,557
Asset retirement obligations (note 7)	1,029	1,209
Future income tax liability (note 14)	3,082	778
Other reclamation liability (note 8)	8,926	8,234
	14,171	11,778
Shareholders’ equity
Capital stock (note 9)	51,628	31,685
Warrants	3,126	422
Stock-based compensation	4,480	2,206
Deficit	(5,276)	(3,397)
	53,958	30,916
	68,129	42,694
Nature of operations (note 1)
Commitments (note 11)

A pproved by the Board of Directors

	Director		Director
Michael Winn		Rick Van Nieuwenhuyse

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(Unaudited)

(expressed in thousands of Canadian dollars, except per share data)

	Three months ended		Nine months ended
		March 31,		March 31,
	2007	2006	2007	2006
	$	$	$	$
Revenue
Consulting revenue	766	138	2,951	290
Cost of services
Consulting costs (excluding
amortization - note 15)	668	59	2,198	135
Gross profit	98	79	753	155
Expenses
Accretion – reclamation, Brewery
Creek	12	9	36	27
Amortization	171	82	399	309
Business development	23	129	240	482
Exploration	-	161	-	275
Foreign exchange gain	(14)	(20)	(18)	(5)
Gain on settlement of reclamation
liability	(89)	(128)	(89)	(189)
Office	281	64	676	133
Professional fees	158	7	386	58
Salaries and contractors	635	88	996	182
Salaries and contractors - stock-based
compensation	2,076	-	2,076	218
Regulatory fees	36	50	80	58
Travel	106	16	220	23
	3,395	458	5,002	1,571
Loss before other items	(3,297)	(379)	(4,249)	(1,416)
Other items
Interest income	426	60	891	133
Gain on disposal of buildings and
equipment	-	238	-	238
Miscellaneous income	-	78	-	78
Loss before income tax	(2,871)	(3)	(3,358)	(967)
Income tax recovery (note 14)	(1,560)	-	(1,479)	-
Net loss for the period	(1,311)	(3)	(1,879)	(967)
Deficit - Beginning of period	(3,965)	(1,675)	(3,397)	(711)
Deficit - End of period	(5,276)	(1,678)	(5,276)	(1,678)
Basic and diluted loss per share	(0.04)	(0.00)	(0.06)	(0.06)
Weighted average number of
common shares outstanding
(in thousands of shares)	33,665	18,640	30,247	15,521

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		March 31,		March 31,
	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(1,311)	(3)	(1,879)	(967)
Items not affecting cash
Amortization	171	82	399	309
Accretion - reclamation	12	9	36	27
Salaries and contractors -
stock-based compensation	2,076	-	2,076	218
Future income tax recovery (note 14)	(1,580)	-	(1,580)	-
Gain on settlement of reclamation
liability	(89)	(128)	(89)	(189)
Gain on disposal of buildings and
equipment	-	(238)	-	(238)
	(721)	(278)	(1,037)	(840)
Expenditures for reclamation and closure	(24)	(10)	(127)	(258)
Changes in non-cash working capital
balances
Accounts receivable	(55)	(162)	248	(265)
Interest and GST receivable	(169)	-	(156)	-
Prepaid expenses and other current
assets	(167)	9	(204)	(110)
Accounts payable and accrued liabilities	(101)	-	(837)	217
	(1,237)	(441)	(2,113)	(1,256)
Cash flows from investing activities
Mineral properties and deferred exploration
costs	(2,168)	(215)	(6,595)	(301)
(Increase) decrease in restricted cash	(62)	-	(333)	379
Deferred financing costs	-	175	-	23
Purchase of property, plant and equipment	(273)	-	(683)	-
Proceeds on disposal of property, plant and
equipment	-	783	-	744
Patent acquisition (note 6)	(442)	-	(442)	-
	(2,945)	743	(8,053)	845
Cash flows from financing activities
Proceeds from share issuance	-	7,278	24,810	7,278
Share issue costs	(108)	(474)	(1,303)	(474)
Proceeds from redemption of warrants	660	-	906	-
Proceeds from exercise of options	58	-	219	-
	610	6,804	24,632	6,804
(Decrease) increase in cash and cash
equivalents	(3,572)	7,106	14,466	6,393
Cash and cash equivalents - Beginning
of period	29,799	2,189	11,761	2,902
Cash and cash equivalents -
End of period	26,227	9,295	26,227	9,295
Supplementary cash flow information
(note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

1	Nature of operations

Alexco Resource Corp. (“Alexco” or the “Company”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada in the Yukon Territory and northern British Columbia. Alexco also performs reclamation and remediation of mine sites using its rights to certain patents and the expertise acquired by its officers. The Company’s main source of funding has been from equity placements. On January 17, 2007 the Company formed a wholly owned subsidiary, Alexco Resource U.S. Corp. (“Alexco US”), incorporated in the state of Colorado, USA.

2	Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of Alexco Resource Corp. and its wholly owned subsidiaries, 650399 BC Ltd., Elsa Reclamation and Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements included in the Company’s 2006 audited consolidated financial statements filed on Sedar and have been consistently followed in the preparation of these consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s 2006 audited consolidated financial statements which are filed on Sedar.

The operations of Alexco US, which commenced in the third quarter of 2007, are considered to be integrated foreign operations and are translated using the temporal method under which all foreign currency transactions are translated at the rate in effect as at the transaction date. Monetary assets and liabilities are translated at the rate in effect as at the balance sheet date, non-monetary assets and liabilities are translated at their historical rate, revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions and exchange gains or losses arising on translation are included in income or loss during the period.

(1)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

3	Business acquisition

On June 30, 2006, the Company completed the business acquisition of Access. Access is an environmental consulting firm headquartered in Whitehorse, Yukon Territory.

Under a plan of arrangement, the Company acquired 100% of the outstanding common shares in exchange for $1,000,000 in cash and 383,978 common shares.

The transaction was accounted for using the purchase method which involved estimating the fair value of all assets and liabilities acquired as at June 30, 2006. Non-competition agreements have been assigned a fair value of $201,000 and reflected as intangibles whereas historic data relating to the Keno Hill mine site has been assigned a fair value of $2,136,000 and has been capitalized to mineral properties and deferred exploration costs. The non-competition agreements are being amortized on a straight-line basis over its estimated life of four years.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

The date of the acquisition for accounting purposes is June 30, 2006 being the closing date of the share purchase agreement and the date consideration was formally exchanged. The preliminary allocation of the purchase price of Access based on management’s estimate of fair values is as follows:

(in thousands of dollars)	$

Purchase price
Cash	1,000
Shares issued - 383,978	1,000
Transaction costs	35
2,035
Net assets acquired from Access
Cash	54
Accounts receivable	636
Prepaid expenses	7
Property, plant and equipment	198
Mineral properties and deferred exploration costs	2,136
Non-competition agreements	201
Accounts payable and accrued liabilities	(355)
Income tax payable	(65)
Future income tax liability	(777)
2,035

(2)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

4	Mineral properties and deferred exploration costs

		Expenditures
		and
	June 30,	acquisition	March31,
	2006	costs	2007
	$	$	$

Brewery Creek	2,572	65	2,637
Keno Hill	12,034	7,931	19,965
McQuesten	1,185	-	1,185
Other	113	80	193

	15,904	8,076	23,980

During the nine months ending March 31, 2007, the Company finished the 2006 drilling program and began the 2007 drilling program and incurred $7,931,000 (June 30, 2006 - $12,034,000) in exploration expenditures at Keno Hill. This included $692,000 (June 30, 2006 - $149,000) of acquisition costs (note 8) and $309,000 (June 30, 2006 - $258,000) of stock-based compensation. The Company continues to add infrastructure to the Keno Hill site to support the expanded drilling program which includes mobilization of four drill rigs.

5	Property, plant and equipment

			March 31, 2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	623	78	545
Furniture and equipment	206	73	133
Computer hardware	150	110	40
Computer software	53	32	21
Leasehold improvements	259	56	203

	1,291	349	942

(3)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

			June 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	125	30	95
Furniture and equipment	95	49	46
Computer hardware	134	75	59
Computer software	50	19	31
Leasehold improvements	173	31	142

	577	204	373

The Company recorded additions to heavy machinery and equipment in the amount of $498,000, leasehold improvements of $86,000 and furniture and equipment of $111,000. Amortization expense for property, plant and equipment for the period was $145,000 (2006 - $102,000).

6	Intangible assets

			March 31, 2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201	38	163
Patents acquired on formation	1,260	514	746
Patents acquired February 2007	2,133	27	2,106

	3,594	579	3,015

			June 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201	-	201
Patents acquired on formation	1,260	325	935
Contracts	40	40	-

	1,501	365	1,136

(4)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

The Company recorded amortization during the nine months ended March 31, 2007 in the amount of $255,000 (June 30, 2006 - $280,000). Contracts have been fully amortized as at June 30, 2006.

On February 16, 2007, the Company completed the acquisition of certain patent rights, relating to mine reclamation and closure procedures, from Green World Science Inc., a privately held company. The aggregate consideration paid by the Company for patent rights consisted of $443,000 in cash and 264,895 newly issued shares of the Company’s common stock. The total purchase price for the patent rights was $2,133,000 and is comprised of:

(in thousands, except share amounts)	$

Cash	443
264,895 shares of the Company’s common stock	1,645
Acquisition related transaction costs	45

2,133

The purchase price of the patents acquired is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

7	Asset retirement obligations

	March 31,	June 30,
	2007	2006
	$	$

Balance - Beginning of period	1,209	1,691

Accretion expenses	36	64
Reclamation expenditures	(127)	(364)
Change in expected future cash flows	(89)	(182)

Balance - End of period	1,029	1,209

The Company’s asset retirement obligations consist of costs associated with reclamation and closure activities at the Brewery Creek property. In the nine months ending March 31, 2007, the Company incurred $127,000 in expenditures to settle the asset retirement obligation by $216,000. Accordingly, a gain of $89,000 was recognized on the reduction of this obligation. The Company upon its annual reexamination of the asset retirement obligation has revised the estimated cash flow required.

(5)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

8	Other reclamation liability

	March 31,	June 30,
	2007	2006
	$	$

Balance - Beginning of period	8,234	-

Additions incurred during the period	-	8,085
Accretion of liability	692	149

Balance - End of period	8,926	8,234

ERDC has deposited $10,000,000 into a trust account on behalf of the federal government to be used after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the Keno Hill mine site. Accretion of $692,000 (June 30, 2006 - $149,000) for the Keno Hill liability has been capitalized to mineral properties and deferred exploration costs as a cost of acquisition. Based on management’s expectations the liability represents the payment due at Final Closing discounted at 8%. Interest earned on the trust account has been included in interest income. The Company anticipates final closing to take place within the next 12 months.

9	Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of	Ascribed
	shares	value
		$

Balance at June 30, 2006	28,189,192	31,685

For cash and fair value of warrants pursuant to private
placement (a)	4,986,779	20,409
For cash and fair value pursuant to exercise of warrants (b)	419,857	1,300
For cash and fair value pursuant to exercise of options (c)	116,500	329
Future income taxes related to flow-through shares issued
in 2006	-	(3,740)
Pursuant to patent acquisition (note 6)	264,895	1,645

Balance at March 31, 2007	33,977,223	51,628

(6)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

a)	Private placement

On December 21, 2006, the Company issued 3,749,379 Units and 1,217,400 flow-through shares (“FTS”) at a price of $4.75 per Unit and $5.75 per flow-through share for gross proceeds of $24,810,000. Each Unit consists of one common share and one half of one transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. A fair value of $3,000,000 was recognized by the Company as the value for each whole warrant.

•

Pursuant to an agreement the Company sold on a “bought deal” basis 2,315,879 Units and 1,217,400 flow-through shares for gross proceeds of $18,000,000. In addition, the Company issued 229,663 broker’s warrants exercisable at a price of $5.00 per share for a period of eighteen months after the date of closing as part of this offering. A fair value of $282,000 for the warrants was recognized as share issue costs by the Company.

•

Contemporaneously, the Company also privately sold 1,433,500 Units for gross proceeds of $6,809,000. In addition, the Company issued 20,000 Units as a fee as part of this offering. A fair value of $95,000 for the Units was recognized as share issue costs by the Company.

	•	Total share issuance costs, including the fair value of the broker’s warrants and fee, for the December financing was $1,680,000.

On April 13, 2006 the Company issued 1,702,128 FTS for gross proceeds of $4,000,000. On December 21, 2006 the Company issued 1,217,400 FTS for gross proceeds of $7,000,000. Under the FTS agreements the Company agreed to renounce $11,000,000 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007. Guidelines related to FTS accounting were issued by the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) under EIC 146. Under EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions forgone by the Company.

In February 2007, the Company renounced $11,000,000 under the FTS program and recorded a future income tax liability of $3,740,000. Consequently, the Company recognized a reduction in share capital and increase in future income taxes of $3,740,000.

(7)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

b)	Share purchase warrants

		March 31, 2007			June 30, 2006

	Weighted	Weighted		Weighted	Weighted
	average	average		average	average
Number	exercise	remaining	Number	exercise	remaining
outstanding	price	life	outstanding	price	life
	$	(years)		$	(years)

-	-	-	131,259	1.50	0.58
-	-	-	82,979	2.35	0.78
21,421	2.50	0.07	227,040	2.50	0.82
229,663	5.00	1.23	-	-	-
1,884,689	5.75	2.73	-	-	-

2,135,773	5.46	2.54	441,278	2.17	0.74

The fair values of warrants granted have been estimated using an option pricing model which is based on Black-Scholes. During the nine months ending March 31, 2007, the Company issued 2,114,352 share purchase warrants. Assumptions used in the pricing model are as provided below:

	March 31, 2007	June 30, 2006

Risk-free interest rate	3.95% - 4.15%	3.15% - 4.28%
Expected life	1.5 - 3 years	1 year
Expected volatility	50%	55% - 75%
Expected dividends	-	-

(8)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

c)	Stock options

		March 31, 2007			June 30, 2006
	Weighted	Weighted		Weighted	Weighted
	average	average		average	average
Number	exercise	remaining	Number	exercise	remaining
outstanding	price	life	outstanding	price	life
	$	(years)		$	(years)
945,000	0.80	5.21	975,000	0.80	3.96
205,000	1.50	5.72	250,000	1.50	6.47
1,078,500	3.08	6.14	1,120,000	3.08	6.89
852,500	4.99	6.78	-	-	-
110,000	5.90	6.93	-	-	-
100,000	6.11	6.99	-	-	-
3,291,000	3.01	6.06	2,345,000	1.96	5.63

The fair values of options granted have been estimated using an option pricing model which is based on Black-Scholes. During the nine months ending March 31, 2007, the Company issued 1,062,500 stock options. Assumptions used in the pricing model are as provided below:

	March 31, 2007	June 30, 2006

Risk-free interest rate	3.85% - 3.99%	3.87% - 4.13%
Expected life	4 years	4 years
Expected volatility	50%	55% - 75%
Expected dividends	-	-

d)	Common shares held in escrow at March 31, 2007

$
Common shares	64,412

Shares of the Company common stock have been issued to certain employees and placed in escrow, to be released subject to certain earnings targets being met.

(9)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

10	Related party transactions

a)

The Company recorded $231,000 (2006 - $158,000) in consulting fees to ALM, which was related by having one director and one officer in common. At March 31, 2007, accounts payable and accrued liabilities include $nil (2006 - $28,000) owing to ALM.

b)

The Company recorded $680,000 (2006 - $80,000) in technical service fees to NovaGold Resources Inc. (“NovaGold”), which was related by having two directors in common. At March 31, 2007 accounts payable and accrued liabilities include $95,000 (2006 - $82,000) due to NovaGold. The Company also privately sold 1,048,500 Units to NovaGold as part of the December 21, 2006 financing (note 9).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

11	Commitments

The Company has entered into various lease contracts for office space, motor vehicles and office equipment with various terms expiring over five years.

Required minimum payments as at March 31, 2007 are as follows:

$

2008	51
2009	197
2010	176
2011	135
2012	131
Thereafter	-

690

The Company has shares held in escrow that are issuable to certain employees contingent on certain earning targets being met (note 9).

(10)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

12	Supplementary cash flow information

	Three months ended		Nine months ended
		March 31,		March 31,

	2007	2006	2007	2006
	$	$	$	$

Cash received for interest	394	91	914	115

Non-cash financing and investing
transactions
Accrued mineral properties and
deferred exploration costs	(614)	-	321	-
Accrued purchase of property, plant
and equipment	(4)	-	31	-
Accrued intangible acquisition costs	46	-	46	-
Accrued share issue costs	(108)	-	-	-

13	Segmented information

The Company’s two operating segments are exploration and development of mineral properties and consulting services in the reclamation and remediation field.

	Nine months ended March 31, 2007
	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	2,951	-	-	2,951
Interest revenue	65	-	826	891
Expenses	2,146	-	4,655	6,801
Amortization	399	-	-	399

Segment earnings (loss)
before income tax	471	-	(3,829)	(3,358)

Total assets	6,419	23,980	37,730	68,129

(11)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

	Nine months ended March 31, 2006
	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	290	-	-	290
Interest revenue	133	-	-	133
Expenses	77	275	729	1,081
Amortization	309	-	-	309

Segment earnings (loss)
before income tax	37	(275)	(729)	(967)

Total assets	3,778	3,509	9,477	16,764

All of the Company’s property, plant and equipment is located and all of its revenue earned in Canada.

The Company recorded revenue from three customers representing 10% or more of total sales in the amounts of $1,361,000, $467,000 and $321,000 respectively. In aggregate these customers accounted for 73% of the Company’s total revenue.

14	Income tax

The provision of income taxes is comprised of the following elements. Prior period comparative amounts are $nil.

Nine months
ended
March 31,
2007
$

Current
Provision for current income tax	115

Future
Recovery of future income tax	(1,594)

(1,479)

(12)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

The Company’s effective tax rate differs from the amount obtained by applying statutory rate due to the following:

Nine months
ended
March 31,
2007

Statutory tax rate	38.12%

$

Recovery of income taxes based on statutory tax rate	(1,280)
Permanent differences
Non-deductible items	833
Tax benefits of share issuance costs not being recognized	(380)
Reversal of valuation allowance	(723)
Others	71

(1,479)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	Nine months	Twelve months
	ended	ended
	March 31,	June 30,
	2007	2006
	$	$

Future income tax assets
Losses carry-forward	624	393
Mineral property interest	50	134
Property, plant and equipment	232	81
Other deductible temporary differences	3,854	959

Total future tax assets	4,760	1,567
Valuation allowance	(111)	(1,567)

Net future income tax assets	4,649	-

Future income tax liabilities
Mineral property interest	(7,689)	(726)
Other taxable temporary differences	(42)	(52)

Future income tax liabilities	(7,731)	(778)

Net future income tax liabilities	(3,082)	(778)

(13)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
(Unaudited)
For the three and nine months ended March 31, 2007 and 2006

(figures in tables are expressed in thousands of Canadian dollars)

15	Amortization

	Three months ended		Nine months ended
		March 31,		March 31,

	2007	2006	2007	2006
	$	$	$	$

Property, plant and equipment	68	11	145	92
Intangible assets - reclamation patents
and contracts	103	17	254	217

	171	28	399	309

(14)